EXHIBIT 99.1

SALOMON SMITH BARNEY
A member of citigroup [LOGO]

January 9, 2000

Board of Directors
America Online, Inc.
22000 AOL Way
Dulles, VA 20166

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to America Online, Inc. ("AOL"), of the Exchange Ratio (as defined below) contemplated by the Agreement and Plan of Merger (the "Merger Agreement") to be entered into between AOL and Time Warner Inc. ("Time Warner"), pursuant to which, among other things, a new holding company ("Holdco") and two subsidiary companies of Holdco ("AOL Merger Sub" and "Time Warner Merger Sub", respectively) will be organized under the laws of the State of Delaware in order to effect a business combination of AOL and Time Warner. The Merger Agreement provides, among other things, that AOL Merger Sub will be merged with and into AOL (the "AOL Merger"), with AOL continuing as the surviving corporation, and Time Warner Merger Sub will be merged with and into Time Warner (the "Time Warner Merger" and, together with the AOL Merger, the "Mergers"), with Time Warner continuing as the surviving corporation. The Merger Agreement provides, among other things, that (i) in the AOL Merger, each outstanding share (other than such shares owned or held by AOL which will be cancelled) of common stock, par value $.01 per share, of AOL (the "AOL Common Stock"), together with the associated right to purchase Series A-1 Junior Participating Preferred Stock of AOL, will be converted into the right to receive one share of common stock, par value $.01 per share, of Holdco (the "Holdco Common Stock"), and (ii) in the Time Warner Merger, each outstanding share (other than such shares owned or held by Time Warner which will be cancelled) of common stock, par value $.01 per share, of Time Warner (the "Time Warner Common Stock"), together with the associated right to purchase Series A Participating Cumulative Preferred Stock of Time Warner, will be converted into the right to receive 1.5 shares of Holdco Common Stock (the "Exchange Ratio").

In arriving at our opinion, we reviewed the draft dated January 9, 2000 of the Merger Agreement and held discussions with certain senior officers and other representatives and advisors of AOL and certain senior officers and other representatives and advisors of Time Warner concerning the business, operations and prospects of AOL and Time Warner. We examined certain publicly available business and financial information relating to AOL and Time Warner as well as certain estimates and other data for AOL and Time Warner prepared by our and Morgan Stanley & Co. Incorporated's research analysts. In addition, we examined certain information relating to certain of the strategic implications and operational benefits anticipated from the Mergers. We also evaluated the potential pro forma financial impact of the Mergers on AOL. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise reviewed by or discussed with us. We relied on estimates prepared by our research analysts, based on our own independent evaluation of this information and indications by the management of AOL that the estimates regarding AOL were reasonably consistent with their own and indications by the management of Time Warner that estimates regarding Time Warner prepared by Morgan Stanley & Co. Incorporated's research analysts were reasonably consistent with their own. We determined that our research analysts' estimates regarding Time Warner were generally consistent with Morgan Stanley & Co. Incorporated's research analysts' estimates regarding Time Warner, which was acknowledged by the managements of AOL and Time Warner. With respect to the anticipated strategic, financial and operational benefits of the Mergers, we assumed that the information provided was reasonably prepared on bases reflecting the best currently available estimates and judgments as to the strategic implications and operational benefits anticipated to result from the Mergers. We also assumed that the final form of the Merger Agreement will be substantially the same as the last draft reviewed by us. In addition, we have assumed, with your consent, that the Mergers will be treated as a tax-free "reorganization" for federal income tax purposes.

We are not expressing any opinion as to what the value of the Holdco Common Stock actually will be when issued to stockholders pursuant to the Mergers or the price at which the Holdco Common Stock will trade subsequent to the Mergers. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of AOL or Time Warner nor have we made any physical inspection of the properties or assets of AOL or Time Warner. We have not been asked to consider, and our opinion does not address, the relative merits of the Mergers as compared to any alternative business strategies that might exist for AOL or the effect of any other transaction in which AOL might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.


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Board of Directors
America Online, Inc.
January 9, 2000

Salomon Smith Barney Inc. has been engaged to render financial advisory services to AOL in connection with the Mergers and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Mergers. We also will receive a fee upon the delivery of our opinion. In the ordinary course of our business, we may hold or actively trade the equity and debt securities of AOL and Time Warner for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain business relationships with AOL and Time Warner.

Our advisory services and the opinion expressed herein are provided for the use of the Board of Directors of AOL in its evaluation of the proposed Mergers, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote in connection with the proposed Mergers. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Salomon Smith Barney Inc. be made, without our prior written consent which consent will not be unreasonably withheld.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to AOL.

                                        Very truly yours,

                                        /s/ SALOMON SMITH BARNEY INC.